Pequot Resources, Inc.
(formerly Atlas Resources, Incorp.)
4759 Kester Avenue
Sherman Oaks, CA 91403
Telephone: 310-780-1558

August 17, 2011

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  John P. Lucas, Staff Attorney

Dear Sirs:

Re:           Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated March 31, 2011 concerning our registration statement on Form S-1, we respond to your comments as follows:

General

1.
Please file as correspondence on EDGAR a written and properly dated response to our January 4, 2011 comment letter. Also re-file on EDGAR the response letter you submitted on December 16, 2010 with that date, which you had left open.

We have filed our response letters dated January 4, 2011 and December 16, 2010 relating to the previous SEC comment letters.

2.
We note you have revised your document to indicate the date of your inception was June 23, 2009 rather than July 1, 2009. Tell us how you determined that this revision was necessary and identify the documentation that you relied upon.

While we did not commence business operations until July 1, 2009, our date of inception was June 23, 2009. Our current auditors determined that this revision was necessary based on the date of our Corporate Charter and Articles of Incorporation.

Financial Statements, page 19

3.	Please amend your registration statement to include an audit report covering your financial statements as of December 31, 2009 and from your inception (June 23, 2009) through December 31, 2009.

We have amended our registration statement to include audit reports covering our financial statements as of December 31, 2010 and 2009, as well as from our inception on June 23, 2009 through December 31, 2010.

4.	In addition, please obtain and file updated consents from both your former and your current auditors; these should appear as Exhibits 23.1 and 23.2.

We have filed a consent from our current auditor, who has now audited our financial statements from inception to December 31, 2010, as an exhibit to our amended registration statement.

Changes in and Disagreements with Accountants, page 35

5.	Please expand your disclosure to also state whether your recent change in auditor was recommended or approved by your board of directors to comply with Item 304(a)(iii) of Regulation S-K.

We have disclosed that our board of directors recommended and approved the change in auditors.

6.
Please state whether during the period of your inception through the date of your former accountant’s resignation there were any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures to comply with Item 304(a)(iv) and (v) of Regulation S-K; provide the disclosures required for any such disagreements.

We have disclosed that from our inception to the date of our former accountant’s resignation, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope.

7.
We note your disclosure stating that you did not receive a responsive letter from your current accountants, Morrill & Associates, LLC, after providing them with a draft copy of the disclosures you intended to include in the registration statement relating to your recent change in accountants. There are circumstances described in Item 304(a)(2) of Regulation S-K under which you must provide your current auditor the opportunity to furnish a letter pertaining to your disclosure about the change in auditors. Please expand your disclosure to clarify the nature of the consultation or disagreement. Please also comply with Item 304(a)(3) of Regulation S-K which requires that you file a letter from your former accountant stating whether it agrees with the statements you have made pertaining to the change in accountants. Although your current disclosure indicates that you have filed this letter as an exhibit, it does not appear with your filing. The consents from your current and former accountants to include their audit opinions in your registration statement should appear as Exhibit 23 while any letters pertaining to the change in accountants should appear as Exhibit 16. We suggest that you read the guidance in Item 601 of Regulation S-K for further clarification.

We have revised our disclosure to indicate that in addition to providing our current accountant with a draft copy of the disclosures that we intended to include in our registration statement, we provided our current accountant with the opportunity to furnish a letter pertaining to our disclosure. During our consultation with the current auditor regarding our disclosure, the current auditor indicated that it did not disagree or suggest that we amend our disclosure. The current auditor also indicated that it had elected not to provide a letter pertaining to our disclosure regarding the change in auditors.

We have also filed a letter from our former accountants stating whether it agrees with the statements we have made pertaining to the change in accountants as an Exhibit 16 to our amended registration statement.

Yours truly,

Blair Sorby
President